FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2003

Commission File No.: 0-30308

        SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                           Form 20-F      X            Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                    Yes

                             No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

"Thomas W. Beattie"

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

December 10, 2003

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding - Opening Balance*	19,010,587
ADD:	Stock Options Exercised	29,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement	450,000
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	19,489,587

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				587,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Nov. 19/03	Richard Petersen	May 3/94	$5.00	(10,000)

			SUBTOTAL	(10,000)

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding - Pre Plan — Closing Balance	577,500*

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				647,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Nov. 21/03	Shayla Woodman	Nov.20/08	$33.50	2,000

				SUBTOTAL	2,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Nov.3/03	Julio Falcon	Sep.30/03	$15.90	(500)
Nov.3/03	Carlos Talledo	Sep.30/03	$15.90	(500)
Nov.3/03	Liliana Salas	Sep.30/03	$15.90	(500)
Nov.3/03	Nilton Astorga	Sep.30/03	$15.90	(500)
Nov.3/03	Victor Diaz	Sep.30/03	$15.90	(500)
Nov.4/03	Ernesto Villar	Sep.30/03	$15.90	(2,000)
Nov.4/03	Federico Solano	Sep.30/03	$15.90	(500)
Nov.4/03	Marco Dominguez	Sep.30/03	$15.90	(3,000)
Nov.4/03	Edgar Pacheco	Sep.30/03	$15.90	(500)
Nov.4/03	Jorge Rivera	Mar.9/01	$3.75	(5,000)
Nov.4/03	David Gomez	Sep.30/03	$15.90	(1,000)
Nov.4/03	Julio Chavez	Sep.30/03	$15.90	(3,000)
Nov.4/03	Jannet Rivera	Sep.30/03	$15.90	(1,000)
Nov. 21/03	Walter Lavado	Sep.30/03	$15.90	(500)
			SUBTOTAL	(19,000)

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding - Post Plan — Closing Balance	630,500*
Stock Option Outstanding - Closing Balance - Grand Total	1,208,000*

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			31,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			31,500

All information reported in this Form is for the month of November 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	December 1, 2003

SOUTHWESTERN RESOURCES CLOSES $6.75 MILLION FINANCING

AND SIGNS FORMAL LIAM AGREEMENTS

November 17, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) is pleased to announce that the non-broker private placement disclosed on October 2, 2003 has closed and it has received proceeds of $6,750,000.

The sole placee, Newmont Mining Corporation of Canada Limited, purchased 450,000 common shares from Southwestern at $15 per common share.  Newmont has agreed, for a period of 12 months, not to sell the Southwestern shares and not to vote its Southwestern shares contrary to directions from Southwestern, provided that Newmont may withhold its vote or abstain from voting.

Southwestern also executed two formal agreements with Newmont Peru regarding its Liam Project in Peru. The first is an Option Agreement covering Southwestern's 3,500 hectare main Liam Project Area, pursuant to which Newmont Peru can earn a 50% interest by spending US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling. Newmont has the option to earn an additional 10% interest in the Liam Project Area by producing a positive feasibility study, and Newmont can earn a further 10% interest (for a total of 70%) by funding all the costs to place the main project into commercial production.

The second agreement is the Liam Regional Joint Venture under which both parties will contribute exploration concessions they own, covering a total of 62,500 hectares. Southwestern will be operator of the Regional Joint Venture, with both parties funding 50% of the initial US$5 million of expenditures over a five-year period. Newmont Peru has the right to earn up to a 70% interest in each viable regional property by producing a positive feasibility study and funding costs to commercial production.

John Paterson, President of Southwestern, stated, "Our joint venture with Newmont on the Liam Project gives Southwestern a strong and knowledgeable partner for this type of gold system.  Newmont's success at Yanacocha and their position as one of the premier mining companies in Peru will benefit all shareholders of the company".

Southwestern is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam high-grade silver project in Peru.  The Company is presently conducting drilling programs at the Boka and Liam projects.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 - 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

E-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

November 17, 2003

Item 3.

Press Release

The Issuer issued a press release on November 17, 2003

Item 4.

Summary and Full Description of Material Change

The Company announced that the non-broker private placement disclosed on October 2, 2003 has closed and it has received proceeds of $6,750,000.

The sole placee, Newmont Mining Corporation of Canada Limited, purchased 450,000 common shares from Southwestern at $15 per common share.  Newmont has agreed, for a period of 12 months, not to sell the Southwestern shares and not to vote its Southwestern shares contrary to directions from Southwestern, provided that Newmont may withhold its vote or abstain from voting.

Southwestern also executed two formal agreements with Newmont Peru regarding its Liam Project in Peru. The first is an Option Agreement covering Southwestern's 3,500 hectare main Liam Project Area, pursuant to which Newmont Peru can earn a 50% interest by spending US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling. Newmont has the option to earn an additional 10% interest in the Liam Project Area by producing a positive feasibility study, and Newmont can earn a further 10% interest (for a total of 70%) by funding all the costs to place the main project into commercial production.

The second agreement is the Liam Regional Joint Venture under which both parties will contribute exploration concessions they own, covering a total of 62,500 hectares. Southwestern will be operator of the Regional Joint Venture, with both parties funding 50% of the initial US$5 million of expenditures over a five-year period. Newmont Peru has the right to earn up to a 70% interest in each viable regional property by producing a positive feasibility study and funding costs to commercial production.

Item. 5

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 17th day of November 2003.

"Thomas W. Beattie"

Thomas W. Beattie,  V.P., Corporate Development

SOUTHWESTERN RESOURCES CLOSES $6.75 MILLION FINANCING

AND SIGNS FORMAL LIAM AGREEMENTS

November 17, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) is pleased to announce that the non-broker private placement disclosed on October 2, 2003 has closed and it has received proceeds of $6,750,000.

The sole placee, Newmont Mining Corporation of Canada Limited, purchased 450,000 common shares from Southwestern at $15 per common share.  Newmont has agreed, for a period of 12 months, not to sell the Southwestern shares and not to vote its Southwestern shares contrary to directions from Southwestern, provided that Newmont may withhold its vote or abstain from voting.

Southwestern also executed two formal agreements with Newmont Peru regarding its Liam Project in Peru. The first is an Option Agreement covering Southwestern's 3,500 hectare main Liam Project Area, pursuant to which Newmont Peru can earn a 50% interest by spending US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling. Newmont has the option to earn an additional 10% interest in the Liam Project Area by producing a positive feasibility study, and Newmont can earn a further 10% interest (for a total of 70%) by funding all the costs to place the main project into commercial production.

The second agreement is the Liam Regional Joint Venture under which both parties will contribute exploration concessions they own, covering a total of 62,500 hectares. Southwestern will be operator of the Regional Joint Venture, with both parties funding 50% of the initial US$5 million of expenditures over a five-year period. Newmont Peru has the right to earn up to a 70% interest in each viable regional property by producing a positive feasibility study and funding costs to commercial production.

John Paterson, President of Southwestern, stated, "Our joint venture with Newmont on the Liam Project gives Southwestern a strong and knowledgeable partner for this type of gold system.  Newmont's success at Yanacocha and their position as one of the premier mining companies in Peru will benefit all shareholders of the company".

Southwestern is exploring in several countries for precious and base metals, including the Boka gold project in China and the Liam high-grade silver project in Peru.  The Company is presently conducting drilling programs at the Boka and Liam projects.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 - 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

E-mail: info@swgold.com

Southwestern Resources Corp.

Third Quarter Report

For the nine months ended September 30, 2003

To Our Shareholders

Drilling programs are ongoing at the Boka Gold Project in China and the Liam Project in Peru. These programs continue to expand mineralization zones and a 20,000 metre drilling program has been initiated on the Boka Project. At Boka, drilling is focusing on a seven kilometre long zone associated with a strong gold in soil anomaly, tunnels and mineralized outcrop.

     During the quarter, the Company completed a second phase exploration program on its 1,000 square kilometre Sichuan Project. Six priority targets have been outlined and a third phase program is designed to define drill targets.

     Exploration on the Liam Gold-Silver Property in southern Peru has focused on the Cerro Crespo diatreme and the Cerro Queshca volcanic vent area. Drilling at Cerro Crespo continues to delineate a thick silver-gold mineralization zone associated with various breccias within a diatreme pipe. Trench results from Cerro Queshca have shown that gold mineralization is widespread within a bowl shaped overburden filled volcanic vent. Gold occurs in isolated breccia outcrops separated by overburden. The vent area extends for 4.5 kilometres by 2 kilometres.

     Continued field work on the Accha-Yanqui Zinc Project in Peru resulted in the discovery of several new zinc oxide zones. With resources defined at Yanqui and Accha and the presence of several new significant occurrences at the drill stage, this area is developing into a world class zinc province.

     Southwestern also indirectly explores for diamonds and nickel in Canada through its holdings in Canabrava Diamond Corporation and Aurora Platinum Corp.

Boka Gold Project, Yunnan Province, China

The Boka Gold Project is located about 280 kilometres by road from the capital city of Kunming in the north-central portion of Yunnan Province near the Yunnan-Sichuan border. The Company has initiated a 20,000 metre drilling program to test the extensive zone of gold mineralization on the Property. Recently released drill results have extended the Boka 7 Gold Zone to the north of the existing tunnels and continued drilling along 200 metre spaced collars will test an area 3,000 metres to the north of Boka 7 and an area 2,000 metres to the south.

     The drilling program will also include a number of closely spaced (50 metres) holes in the Boka 1 Gold Zone to define the mineralization at this location. The Boka 1 Gold Zone is about 2,000 metres in length and has been drilled downdip for 250 metres.

     Other work in progress includes detailed mapping, structural studies and soil sampling. Work planned will include an initial scoping study and a ground magnetic survey.

S o u t h w e s t e r n  R e s o u r c e s  C o r p.         1

Liam Gold-Silver Property, Peru

Southwestern's Liam Property is located 190 kilometres northwest of Arequipa. On October 2, 2003 the Company announced it had signed a letter of intent with Newmont Peru Limited giving Newmont the right to earn a 50% interest in Liam by spending US$5 million on the Property.

     The Liam Property is now comprised of about 90,000 hectares of exploration concessions covering various alteration zones within the tertiary volcanic belt hosting the Liam gold-silver mineralization.

     A total of 15 diamond drill holes have been completed on Cerro Crespo and results received for 12 of these holes suggest that the bulk of Cerro Crespo is mineralized (see News Release dated October 31, 2003). The initial drill phase at Cerro Crespo is anticipated to be comprised of 25 drill holes.

     At Cerro Queshca, located about 800 metres northeast of Cerro Crespo, several breccia zones are outcropping within a large (4.5 kilometres by 2.5 kilometres) overburden covered volcanic vent containing high grade gold. An initial trenching program over these breccia outcrops shows that gold mineralization is widespread.

     Future work at Liam will include geophysical surveys (both airborne and ground), detailed mapping and drilling at Cerro Queshca.

Sichuan Project, Sichuan Province, China

A second phase of exploration was completed on the Sichuan Project and six priority targets were identified. The Sichuan area has similar gold mineralization to that seen at Boka and the next phase of work is to define drill targets. It is anticipated that drill targets will be outlined by March 2004.

Accha-Yanqui Project, Peru

Regional exploration in this district has resulted in the discovery of a new oxide zinc manto zone extending for some 800 metres in strike length.The thickness of the manto varies from 2 metres to 60 metres. The manto was extensively sampled and assays of 20% zinc occur in places.This new discovery continues to add significantly to the overall tonnage potential for this district.

John G Paterson     P r e s i d e n t

2             S o u t h w e s t e r n  R e s o u r c e s  C o r p.

M a n a g e m e n t ' s     D i s c u s s i o n     a n d     A n a l y s i s

            o f  F i n a n c i a l   C o n d i t i o n   a n d   R e s u l t s   o f   O p e r a t i o n s

September 30, 2003 and 2002

Description of Business

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

     The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way so as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

Boka Project - China

The Company's principal property is the Boka Gold Project in Yunnan Province, China which it acquired in late 2002 and an extensive drilling program is presently underway. The Boka Gold Project covers an area of 162 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in north-central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp, which has been mined continuously since the 1950's.

     On November 25, 2002 Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement with Brigade 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Under the terms of the agreement, CSG can earn a 90% interest in the Sino-Foreign Cooperative Company formed by the parties by contributing to that company US$4.0 million over a four year period and making a payment in cash and shares equivalent to US$1.7 million to Team 209 by the fourth year. Contributions to the Cooperative Company are staged as to US$500,000 in the first year, US$1.0 million in the second year, US$1.5 million in the third year, and US$1.0 million in the fourth year. Team 209 will retain a 10% carried interest and CSG is the operator of the Project.

To date the Company has spent approximately $2.7 million on the Project.

Liam Project - Peru

The Company's main property in Peru is the Liam Project and is located 190 kilometres northeast of the city of Arequipa. A 2,000 metre drilling program was initiated in the second quarter to define high-grade silver zones. To date the Company has incurred approximately $1.8 million in exploration expenditures on this Project.

     In November 2003 the Company executed a formal joint venture agreement with a Peruvian subsidiary of Newmont Peru Limited ("Newmont") under which Newmont can earn a 50% interest in the Company's main Liam Project in Peru by spending US$5 million over a three year period (see Subsequent Event).

S o u t h w e s t e r n   R e s o u r c e s   C o r p.    3

Results of Operations

The consolidated loss for the three and nine months ended September 30, 2003 was $654,000 or $0.04 per share and $6,782,000 or $0.40 per share respectively compared with a gain of $694,000 or $0.04 per share and a loss of $4,124,000 or $0.26 per share for the three and nine months ended September 30, 2002.

     General and administrative expenses were slightly higher for the third quarter and on a year to date basis in comparison to the same periods in 2002. General and administrative costs for the nine months ended September 30, 2003 include $426,000 in office expenses, $498,000 in salaries and benefits, $155,000 in accounting and legal fees, $400,000 in consulting fees, $195,000 in investor relations and $122,000 in travel costs.

     General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense of $341,000 and $1,384,000 for the three and nine months ended September 30,2003,respectively,includes that portion of resource property expenditures which was charged to expense and $407,000 for stock-based compensation. A total of $1,147,000 was charged to general exploration during the nine months ended September 30, 2002.

     During the nine month period ended September 30, 2003, the Company abandoned the Minaspata Property and the Central Zinc Project in Peru and wrote off $1,701,000 and $205,000 respectively. A total of $1,894,000 in resource property costs was written off during the same period in 2002 relating to projects in Peru.

     Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.The year to date loss of $744,000 compared to a loss of $100,000 during 2002 reflects, on average, a stronger Canadian dollar in 2003 in comparison to the US dollar.

     Interest and other income of $276,000 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements.

     The Company recorded a total of $1,196,000 as its equity in the losses of Canabrava Diamond Corporation ("Canabrava") and Aurora Platinum Corp. ("Aurora") during the nine months ended September 30, 2003 compared to $323,000 for the same period in 2002. The Company recorded a net gain of $1,276,000 in 2002 as a result of share issuances by Aurora, Canabrava and Maxy Oil & Gas Inc.

Financial Condition, Liquidity and Capital Resources

The Company's working capital as at September 30, 2003 was $18.9 million compared with $4.8 million as at December 31, 2002. The increase of $14.1 million is primarily attributed to proceeds of $20.4 million from an equity financing and the exercise of warrants and stock options which was partially offset by resource property and property, plant, and equipment expenditures of $3.1 million and operating expenditures of $3.2 million.

     On August 28, 2003 the Company closed a $15,323,750 financing through the issuance of 1,532,375 common shares at a price of $10 per share to a syndicate of underwriters. The underwriters received a commission of 6% of gross proceeds. The Company also received proceeds of approximately $6,169,000 due to the exercise of 1,105,816 warrants and 448,900 stock options. On September 17, 2003 the Company cancelled 658,200 common shares which had been acquired pursuant to its normal course issuer bids and credited a gain of $1,290,000 to contributed surplus.

     The carrying value of resource properties increased by $1.2 million reflecting exploration expenditures of $3.1 million (China - $2.3 million; Peru - $0.8 million) offset by resource property costs written off of $1.9 million.

4   S o u t h w e s t e r n   R e s o u r c e s   C o r p.

     Investments declined by $1.2 million resulting from the Company's portion of equity losses in affiliated companies. As the Company's portion of Canabrava's losses was larger than the book value of its investment in Canabrava, the carrying value is reflected as a zero balance. The Company continues to hold a significant interest in Canabrava of 33.6%.

     In February 2003, one of the Company's subsidiaries entered into an agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development ("Chengdu EGMR") covering two areas of interest aggregating approximately 870 square kilometres northwest of the Company's Boka Gold Project in Yunnan Province. Under the terms of the agreement, the subsidiary will initially evaluate the areas and form a Sino-Foreign Cooperative Company with Chengdu EGMR. By contributing US$2.0 million within the first two years after formation of the Cooperative Company, the subsidiary will own 70% and Chengdu EGMR 30% of the Cooperative Company. By contributing a further US$1.0 million in the third year, the subsidiary will earn a further 10% and thereafter contributions to the Cooperative Company will be made on a pro rata basis.

     The Company expects to focus the majority of its exploration activities in China and Peru, and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, reliance on third parties and joint venture partners, environmental and insurance risks, political and environmental instability, statutory and regulatory requirements, fluctuations in mineral prices and foreign currency, share price volatility, title risks, and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

     The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Event

On November 14, 2003 the Company closed a non-brokered private placement with New-mont Canada for the purchase of 450,000 common shares of the Company at $15 per share for total proceeds of $6,750,000.

     Also on November 14, 2003 the Company executed the formal joint venture agreement with a Peruvian subsidiary of Newmont under which Newmont can earn a 50% interest in the Company's main Liam Project in Peru by spending US$5 million over a three year period. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all the costs to place the Property into commercial production.

     In addition Newmont and Southwestern executed the Liam Regional Joint Venture under which both parties contributed exploration concessions covering a total of 62,500 hectares. Southwestern is the operator of the Regional Joint Venture and each party will fund 50% of the initial US$5 million of expenditures over a five year period.

S o u t h w e s t e r n   R e s o u r c e s   C o r p.   5

Consolidated Balance Sheets

U n au d i t e d ($ in thousands)	September 30, 2003	December 31, 2002

Assets
Current
Cash and cash equivalents	$18,828	$4,801
Exploration advances and other receivables	312	321
Note receivable (note 2)	-	200

	19,140	5,322

Property, plant & equipment (note 3)	400	426
Resource properties (note 4)	13,412	12,241
Investments (note 5)	5,241	6,437
Note receivable (note 2)	200	-

	$38,393	$24,426

Liabilities
Current
Accounts payable and accrued charges	$197	$288

Shareholders' Equity
Share capital (note 7)
Issued and outstanding
18,977,087 shares (2002 - 15,889,996)	100,022	80,879
Contributed surplus	1,819	122
Deficit	(63,645)	(56,863)

	38,196	24,138

	$38,393	$24,426

See accompanying notes to consolidated financial statements

Approved by the Board

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Consolidated Statements of (Loss) Income and Deficit

U n au d i t e d ($ in thousands)	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Expenses
General and administrative (note 10)	$554	$464	$1,796	$1,702
Depreciation	10	17	32	52
Foreign exchange (gain) loss	(10)	(301)	744	100
General exploration	341	297	1,384	1,147
Resource property
costs written off (note 4)	-	-	1,906	1,894
Loss before undernoted items	(895)	(477)	(5,862)	(4,895)
Interest and other income	100	109	276	273
Gain on shares issued
by affiliated companies (note 5)	-	1,171	-	1,276
Equity in income (losses) of
affiliated companies (note 5)	141	(108)	(1,196)	(323)
Loss on sale of property, plant
& equipment	-	(1)	-	(115)
Write down of investments	-	-	-	(340)
Net (loss) income for the period	(654)	694	(6,782)	(4,124)
Deficit at beginning of period	(62,991)	(48,172)	(56,863)	(43,354)
Deficit at end of period	$(63,645)	$(47,478)	$(63,645)	$(47,478)
(Loss) earnings per share -
basic and diluted	$(0.04)	$0.04	$(0.40)	$(0.26)
Weighted-average number
of shares outstanding	17,753,254	15,821,768	17,197,235	15,865,109

See accompanying notes to consolidated financial statements

S o u t h w e s t e r n   R e s o u r c e s   C o r p.   7

Consolidated Statements of Cash Flows

U n au d i t e d ($ in thousands)	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
Operating Activities
Net (loss) income for the period	$(654)	$694	$(6,782)	$(4,124)
Items not involving cash
Depreciation	10	17	32	52
Resource property costs
written off	-	-	1,906	1,894
Gain on shares issued by
affiliated companies	-	(1,171)	-	(1,276)
Equity in (income) losses of
affiliated companies	(141)	108	1,196	323
Stock-based compensation	47	13	407	13
Loss on sale of property, plant
& equipment	-	1	-	115
Write down of investments	-	-	-	340

	(738)	(338)	(3,241)	(2,663)
Change in non-cash operating
working capital items:
(Increase) decrease in exploration
advances and other receivables	(73)	(30)	(49)	18
Increase (decrease) in accounts
payable and accrued charges	56	(5)	32	(81)

	(755)	(373)	(3,258)	(2,726)
Investing Activities
Resource property expenditures	(1,091)	(172)	(3,092)	(589)
Additions to property, plant
& equipment	(3)	(6)	(59)	(60)
Note Receivable	-	(200)	-	(200)
Increase in investments	-	(500)	-	(578)

	(1,094)	(878)	(3,151)	(1,427)
Financing Activities
Shares issued	15,737	-	20,436	-
Shares purchased	-	(211)	-	(476)

	15,737	(211)	20,436	(476)

Increase (decrease) in cash and cash
equivalents during the period	13,888	(1,462)	14,027	(4,629)
Cash and cash equivalents
at beginning of period	4,940	7,301	4,801	10,468
Cash and cash equivalents
at end of period	$18,828	$5,839	$18,828	$5,839
Cash and cash equivalents
consist of:
Cash	$1,386	$465	$1,386	$465
Short-term investments	17,442	5,374	17,442	5,374
Cash and cash equivalents
at end of period	$18,828	$5,839	$18,828	$5,839
Supplemental Cash Flow Information (note 11)
See accompanying notes to consolidated financial statements

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Notes to Consolidated Financial Statements

U n a u d i t e d (All tabular amounts are in thousands of dollars)

S e p t e m b e r  3 0,   2 0 0 3   a n d   2 0 0 2

1. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Southwestern Resources Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

     In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of results expected for the fiscal year.

2. Note Receivable

As at September 30, 2003, the Company had in place an unsecured promissory note receivable from Canabrava Diamond Corporation ("Canabrava"), a company related by way of common control, in the amount of $200,000 repayable on or before January 15, 2005 and bearing interest at a rate of 7% per annum to be paid monthly.

3. Property, Plant & Equipment

			September 30, 2003	December 31, 2002

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
Office and other equipment	$651	$508	$143	$162
Computer equipment	667	550	117	136
Vehicles	541	401	140	128

	$1,859	$1,459	$400	$426

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $53,438 for the nine month period ended September 30, 2003.

S o u t h w e s t e r n   R e s o u r c e s   C o r p.   9

4. Resource Properties
a)
Project	September 30, 2003	December 31, 2002

Peru
Poracota	$4,265	$4,529
Liam	1,801	968
Bambas West	681	679
Puno	561	561
Other	1,688	3,349
Total Peru	$8,996	$10,086

China
Boka	2,681	469
Other	47	-
Total China	2,728	469
Argentina/Tecka	1,688	1,686
Total	$13,412	$12,241

b) For the nine month period ended September 30, 2003 the significant expenditures were as follows:
	Boka	Liam	Other	Total

Balance, beginning of period	$469	$968	$10,804	$12,241
Property acquisition
and maintenance	4	120	(95)	29
Analytical	182	34	37	253
Geology	450	283	118	851
Drilling	938	263	-	1,201
Research	8	72	23	103
Project administration	630	61	(51)	640
Write-offs	-	-	(1,906)	(1,906)

	$2,681	$1,801	$8,930	$13,412

The Company's principal property is the Boka Gold Project in Yunnan Province, China which it acquired in late 2002 and an extensive drilling program is presently underway. The Boka Gold Project covers an area of 162 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in north-central Yunnan Province.

     The Company's main property in Peru is the Liam Project, where it is exploring for silver and gold. The Project is 100% owned by the Company and is located 190 kilometres northeast of the city of Arequipa. A drilling program is currently underway.

     In February 2003, the Company entered into a letter agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development ("Chengdu EGMR") covering two areas northwest of the Company's Boka Gold Project in Yunnan Province. Under the terms of the agreement, the Company will initially evaluate the areas and form a Sino-

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Foreign Joint Venture Cooperative Company with Chengdu EGMR. By contributing US$2 million within the first two years after formation of the Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company. By contributing a further US$1 million in the third year, the Company will earn a further 10%, and thereafter contributions to the Cooperative Company will be made on a pro rata basis.The Company can earn a further 10% by completing a feasibility study on one deposit.

     During the nine month period ended September 30, 2003, the Company terminated the Central Zinc and Minaspata projects in Peru and wrote off expenditures of $205,000 and $1,701,000 respectively.

5. Investments

		September 30, 2003

	Ownership	Carrying	Quoted Market
	%	Value	Value
Significantly influenced affiliates
Aurora Platinum Corp.	16.3	$4,514	$8,214
Canabrava Diamond Corporation	33.6	-	1,807

		4,514	10,021

Other
Maxy Oil & Gas Inc.	12.1	410	1,185
Pacific Minerals Inc.	2.7	317	1,424

		727	2,609

		$5,241	$12,630

		December 31, 2002

	Ownership	Carrying	Quoted Market
	%	Value	Value
Significantly influenced affiliates
Aurora Platinum Corp.	16.6	$4,431	$12,015
Canabrava Diamond Corporation	34.5	1,279	4,617

		5,710	16,632
Other
Maxy Oil & Gas Inc.	14.4	410	1,027
Pacific Minerals Inc.	3.0	317	1,627

		$6,437	$19,286

The Company's portion of Canabrava's losses during the nine month period ended September 30, 2003 amounted to $1,279,130 (September 30, 2002 - $188,577). The Company's portion of Aurora Platinum Corp.'s ("Aurora") earnings was $83,299 during the current period compared to a loss of $134,649 for the same period in 2002. The recording of the Company's portion of Canabrava's losses during the period resulted in the carrying value of the investment being eliminated.

     As a result of share issuances by Aurora, Canabrava and Maxy Oil & Gas Inc. during the nine month period ended September 30, 2002, the Company recorded gains on deemed disposition of $1,241,125 and $83,143, and a loss on deemed disposition of $48,111 respectively.

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6. Income Taxes

The Company has future tax assets that have been fully offset by a valuation allowance at September 30, 2003.

7. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the period:

			For the nine month period ended September 30, 2003

					Number of
	Number of		Treasury		Shares
	Shares Issued		Shares		Outstanding
	(thousands)	Amount	(thousands)	Amount	(thousands)	Amount
Beginning of period	16,548	$82,885	658	$2,006	15,890	$80,879
Public offering	1,532	14,264	-	-	1,532	14,264
Warrants exercised	1,106	4,148	-	-	1,106	4,148
Options exercised	449	2,021	-	-	449	2,021
Shares cancelled	(658)	(3,296)	(658)	(2,006)	-	(1,290)
End of period	18,977	$100,022	-	$-	18,977	$100,022

			For the nine month period ended September 30, 2002

					Number of
	Number of		Treasury		Shares
	Shares Issued		Shares		Outstanding
	(thousands)	Amount	(thousands)	Amount	(thousands)	Amount
Beginning of period	16,459	$82,521	487	$1,547	15,972	$80,974
Shares purchased	-	-	170	456	(170)	(456)
End of period	16,459	$82,521	657	$2,003	15,802	$80,518

On August 28, 2003 the Company issued 1,532,375 common shares at a price of $10 per share for gross proceeds of $15,323,750. Share issue costs relating to this transaction amounted to $959,328. In a separate transaction on the same day, the Company cancelled 658,200 common shares it had acquired pursuant to its normal course issuer bid. The cancellation of these shares resulted in a gain of $1,290,000 that was credited to contributed surplus.

c) Stock Options

Under the Company's stock option plan there were 1,268,500 options outstanding and exercisable at September 30, 2003 with a weighted-average exercise price of $4.41.

	For the nine months ended September 30, 2003

		Weighted-
	Number of	Average
	Shares	Exercise
	(thousands)	Price
Outstanding at beginning of period	1,629	$4.17
Issued	89	$10.41
Exercised	(449)	$4.70

Outstanding and Exercisable at end of period	1,269	$4.41

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     The following table summarizes information about fixed stock options outstanding and exercisable at September 30, 2003:

		Weighted-
		Average	Weighted-
	Number of	Remaining	Average
Exercise	Options	Years of	Exercise
Price Range	(thousands)	Contractual Life	Price
$2.91-$3.80	525	3.6	$3.07
$3.90-$5.00	678	0.8	$4.94
$6.90-$15.90	66	4.8	$9.71

	1,269	2.2	$4.41

d) As a result of stock options granted to non-employees during the nine month period ended September 30, 2003, the Company recognized $406,960 (2002 - nil) in stock-based compensation under general exploration and included this amount in contributed surplus.

     When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted, the Company's net loss for the period would have been increased to the pro forma amount indicated below:

	Three month period		Three month period	Nine month period	Nine month perod
	ended September 30,		ended September 30	ended September 30	ended September 30
		2003	2002	2003	2002

Net (loss) income	As reported	$(654)	$694	$(6,782)	$(4,124)
	Pro Forma	$(925)	$356	$(7,053)	$(4,462)
(Loss) income per share	As reported	$(0.04)	$0.04	$(0.40)	$(0.26)
	Pro Forma	$(0.05)	$0.02	$(0.41)	$(0.28)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the nine month period ended September 30, 2003: no dividends are to be paid; average volatility of 96% (2002 - 23%); risk-free interest rate of 5%; and expected life of five years.

8. Related Party Transactions

During the nine month period ended September 30, 2003, the Company paid remuneration to directors and officers in the amount of $396,563 (2002 - $321,842).

9. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

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Geographic Information

The Company's only source of revenue for the nine month period ended September 30, 2003 arose from interest earned on corporate cash reserves. The Company has non-current assets in the following geographic locations:

	September 30, 2003	December 31, 2002

Peru	$9,148	$ 10,333
Canada	5,592	6,612
China	2,825	473
Argentina	1,688	1,686

	$19,253	$19,104

10. General and Administrative

Nine month period ended		Nine month period ended
	September 30, 2003	September 30, 2002

Consulting	$400	$330
Investor relations	195	435
Office	426	352
Legal and accounting	155	111
Salaries and benefits	498	422
Travel	122	52
Total	$1,796	$1,702

11. Supplemental Cash Flow Information

The Company cancelled 658,200 common shares and credited the resulting gain of $1,290,000 to contributed surplus.

12. Subsequent Event

On November 14, 2003 the Company closed a non-brokered private placement with New-mont Canada for the purchase of 450,000 common shares of the Company at $15 per share for total proceeds of $6,750,000.

     Also on November 14, 2003 the Company executed the formal joint venture agreement with a Peruvian subsidiary of Newmont Peru Limited ("Newmont") under which Newmont can earn a 50% interest in the Company's main Liam Project in Peru by spending US$5 million over a three year period. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all the costs to place the Property into commercial production.

     In addition Newmont and Southwestern executed the Liam Regional Joint Venture under which both parties contributed exploration concessions covering a total of 62,500 hectares. Southwestern is the operator of the Regional Joint Venture and each party will fund 50% of the initial US$5 million of expenditures over a five year period.

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Southwestern Resources Corp.

PO Box 10102
Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

Telephone 604 669 2525
Fax 604 688 5175
www.swgold.com
info@swgold.com